Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
NOVA Chemicals Reports 2013 Fourth Quarter and Full Year Results
For immediate release, Thursday, February 27, 2014, Calgary, Alberta, Canada
Record Annual Earnings and Record Polyethylene Sales
2013 Results
In the fourth quarter of 2013, we generated a profit of $152 million compared to a profit of $53 million in the fourth quarter of 2012. For the full year 2013, we generated a profit of $658 million compared to a profit of $531 million for the full year 2012. The quarter-over-quarter and year-over-year improvements were primarily due to higher margins in our Polyethylene segment.
The Olefins/Polyolefins business unit generated $215 million of operating profit in the fourth quarter of 2013 compared to operating profit of $130 million in the fourth quarter of 2012. For the full year 2013, the business unit generated operating profit of $1.1 billion compared to operating profit of $1.0 billion for the full year 2012. The quarter-over-quarter increase was due to higher margins in our Polyethylene segment offset somewhat by an decrease in margins in our Corunna Olefins segment. The year-over-year increase was primarily due to higher margins and record sales volume in our Polyethylene segment offset somewhat by a decrease in margins in our Joffre Olefins and Corunna Olefins segments.
The Performance Styrenics segment reported an operating profit from continuing operations of $3 million in the fourth quarter of 2013 and $2 million in the fourth quarter of 2012. For the full year 2013, the segment generated an operating profit from continuing operations of $5 million compared to $9 million for the full year 2012. The quarter-over-quarter improvement was primarily due to slightly higher margins, while the year-over-year decline was due to slightly lower margins.
Highlights
On December 18, 2013, we announced our decision to move forward with the second phase of our NOVA 2020 growth strategy. This next phase of the NOVA 2020 growth strategy, anticipated to take place over the 2014 to 2018 timeframe, will concentrate on expanding our Corunna cracker ethylene manufacturing capacity by approximately 20%, pursuing a debottleneck at our Moore low-density polyethylene line and pursuing a retrofit of our Moore high-density polyethylene line. Additionally, we will continue to evaluate options for a second Advanced SCLAIRTECHTM technology facility.
In December 2013, we began to utilize ethane supplied from the Marcellus Shale Basin as feedstock at our Corunna cracker.
In January 2014, we began to utilize ethane extracted from off-gas produced at oil sands upgrading facilities in Alberta at our Joffre facility.
Financial Highlights
These highlights should be read in conjunction with our annual audited consolidated financial statements as of and for the year ended December 31, 2013 contained in our annual report on Form 20-F. On January 1, 2013, we adopted certain new and amended International Financial Reporting Standards ("IFRS"), which were required to be applied retrospectively. Refer to Note 2 of our annual audited consolidated financial statements as of and for the year ended December 31, 2013 for details of the new and amended IFRSs and impacts to our consolidated financial statements.

	Three Months Ended		Year Ended
(millions of U.S. dollars)	December 31 2013	December 31 2012	December 31 2013	December 31 2012
		Restated (1)		Restated (1)
Revenue	$1,394	$1,104	$5,278	$5,055

Operating profit from the businesses from continuing operations	$218	$132	$1,129	$1,004
Corporate costs	(97)	(54)	(224)	(162)
Operating profit from continuing operations	$121	$78	$905	$842

Profit for the period	$152	$53	$658	$531

Cash provided by operating activities	$316	$250	$954	$1,146

(1)	Restated for new and amended IFRSs adopted January 1, 2013.

NOVA Chemicals' 2013 annual audited consolidated financial statements and management’s discussion & analysis can be viewed on the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals' website at www.novachemicals.com.
NOVA Chemicals will host a conference call, Thursday, February 27, 2014 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 340-8061 (passcode 4183593) and the replay number is (905) 694-9451 (passcode 4183593). The call is available on the internet at http://www.novachem.com/pages/financials-investor/financials-investor.aspx.
Media and Investor inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: Pace.Markowitz@novachem.com
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.
is a registered trademark of NOVA Brands Ltd.; authorized use.
Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.
Forward-Looking Statements
This news release contains forward-looking statements regarding NOVA Chemicals' NOVA 2020 growth plans, including expected project sizes and timing. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals' future results are detailed in the publicly filed disclosure documents and securities commissions' reports of NOVA Chemicals. NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.

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